THE SOURLIS LAW FIRM

Virginia K. Sourlis, JD, MBA* Philip Magri, JD+ Joseph M. Patricola, JD* Daniel Kobrinski, JD, LLM+#	The Galleria 2 Bridge Avenue Red Bank, New Jersey 07701 (732) 530-9007 Fax (732) 530-9008 www.SourlisLaw.com Virginia@SourlisLaw.com

* Licensed in NJ
+ Licensed in NY
# Licensed in DC

November 15, 2007

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3720
100 F Street N.E.
Washington, D.C. 20005
Attn: Tia L. Jenkins
Senior Assistant Chief Accountant

RE:	Sound Worldwide Holdings, Inc. Item 4.01 Form 8-K (Multiple Items) Filed October 29, 2007 File No.: 5-52116

Dear Ms. Jenkins:

Below please find our responses to the Staff’s comment letter, dated November 13, 2007 (the “Comment Letter”), regarding the above-captioned Current Report on Form 8-K (the “Report”) filed by our client, Sound Worldwide Holdings, Inc., a Delaware corporation (the “Company”). Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please be advised that the Company has revised the Report pursuant to the Comment Letter and has filed Amendment No. 1 to the Report with the SEC today (“Amendment No. 1”). A copy of Amendment No. 1, marked to show changes from originally filed Report, accompanies this response letter.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

/s/ Virginia K. Sourlis, Esq.
Virginia K. Sourlis, Esq.

1.
We note the second paragraph of your disclosure regarding the audit report of Conner & Associates, P.C. (“Conner”) on your financial statements. Please revise your disclosures to also address whether the audit reports of Conner on the financial statements for the fiscal year ended December 31, 2006 contained an adviser opinion or disclaimer of opinion, or were qualified or modified as to uncertainty, audit scope or accounting principles. The would include disclosure of uncertainty regarding the ability to continue as a going concern in the auditor’s reports, as required by Item 304(a)(1)(ii) of Regulation S-B. Please revise accordingly.

Per comment #1, we have revised our disclosure.

2.
To the extent that you make changes to Item 4.01 of Form 8-K to comply with our comments, please obtain and file an Exhibit 16 letter from the former accountant stating whether the former accountant agrees with your revised Item 304 disclosures, or the extent to which the accountant does not agree.

Per comment #2, we have filed as Exhibit 16.1 a letter from the Company’s former accountant stating that he agrees with the revised 304 disclosures contained in Amendment No. 1